Mail Stop 3561

August 22, 2008

Via Fax & U.S. Mail

Mr. Joseph J. Levanduski
Chief Financial Officer
200 Public Square, Suite 1500
Cleveland, Ohio 44114

>   **Re: Hawk Corporation**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 17, 2008**
>   **File No. 001-13797**

Dear Mr. Levanduski:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Selected Financial Data, page 19

1. We note that your statement of operations data includes the non-GAAP financial measure "adjusted income from operations." Please revise future filings to include disclosure of this measure in an "other data" section below all information required by Item 301 of Regulation SK, including the balance sheet data. Also, please revise future filings to reconcile the measure to the most directly comparable measure presented in accordance with US GAAP for each period presented. See Question 21 of the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* Issued by the SEC on June 13, 2003 and Item 10(e)(1)(i)(b) of Regulation SK.

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Critical Accounting Policies, page 22

2. In light of the significance of the inventory balance to total assets as of December 31, 2007 and 2006, please consider revising future filings to include a discussion of the assumptions and estimates used in management's accounting policy for inventory. Your discussion should address the following areas:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.

   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

– Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 23

3. We note that in your discussion of the results of operations you discuss gross profit by segment. Please revise future filings to discuss and analyze net sales and cost of sales (rather than just margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate. Also, please expand your discussion of cost of sales, gross profit and selling, technical, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that gross profit in the friction products segment was affected by margin improvements from volume related absorption of fixed overhead, continued pricing actions and increased production flow and improved control of manufacturing expenses at your domestic facilities, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

- Liquidity and Capital Resources, page 29

4. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Audited Financial Statements

Statements of Operations, page 39

5. We note that although you disclose the calculation of net income (loss) available to common shareholders in Note 14, you do not present the amount on the face of the income statement. Please revise future filings to disclose income or loss applicable to common stockholders on the face of the income statement when it is materially different in quantitative terms from reported net income or loss, such as in fiscal years 2006 and 2005, or when it is indicative of significant trends or other qualitative considerations. See Staff Accounting Bulletin Topic 6:B.

Statements of Shareholders' Equity, page 40

6. We note that during 2007 you repurchased $3.7 million worth of stock and recorded the amount as an increase in treasury shares. Please tell us, and disclose in future filings, the amount of shares repurchased and how you determined the price paid for the shares. If the treasury shares were purchased at a stated price significantly in excess of the current market price of the shares, please revise your disclosure to include the amounts allocated to other elements of the transaction and the related accounting treatment. See FTB 85-6.

Notes to the Financial Statements

Note 5. Investments, page 48

7. We note your disclosure that cash and cash equivalents on the balance sheet as of December 31, 2007 include $57,980 of available-for-sale securities with maturities of less than three months. In light of the fact that it appears you account for these available for sale securities in accordance with SFAS 115 by recording gross unrealized gains and losses in accumulated other comprehensive income, please tell us why you believe it is appropriate to include the estimated fair value of these securities as cash and cash equivalents on the balance sheet and statements of cash flow. See paragraphs 17-18 of SFAS No. 115. Please advise or revise accordingly.

Note 10. Stock Compensation Plan, page 51

8. We note that you have disclosed the impact on basic and diluted earnings per share for fiscal 2007 and 2006 as a result of the adoption of SFAS No.123R. As the adoption of SFAS No.123R was required under generally accepted accounting principles, the disclosure of this information is considered a non-GAAP disclosure which is not inappropriate as outlined in SAB Topic 14:G, Question 4. In future filings, please revise to eliminate this disclosure.

Note 14. Earnings (Loss) Per Share, page 59

9. We note that diluted earnings per share includes the dilutive effect of certain stock options for the years ended December 31, 2007 and 2006. In future filings, please disclose securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. See paragraph 40c of SFAS No. 128.

10. We note that for fiscal year 2006 your calculation of diluted earnings (loss) from continuing operations and net earning (loss) per diluted share includes the dilutive effect of stock options. Please note that you should use income from continuing operations (adjusted for preferred dividends) as the "control number" in determining whether potential common shares are dilutive or antidilutive, and the same number of potential common shares used in computing the diluted per-share amount for income from continuing operations shall be used in computing all other reported diluted per-share amounts. Including potential common shares in the denominator of a diluted per-share computation for continuing operations always will result in an antidilutive per-share amount when an entity has a *loss* from continuing operations or a *loss* from continuing operations available to common stockholders. Please revise future filings accordingly. See paragraphs 15-16 of SFAS No. 128.

Note 16. Business Segments, page 60

11. We note from your disclosure on page 2 that Caterpillar was your largest customer in 2007 with 16.7% of net sales. In future filings, please revise the notes to the financial statements to disclose revenues from transactions with a single external customer that amount to 10 percent or more of an enterprise's revenues. Your disclosure should include that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. See paragraph 39 of SFAS No. 131.

Form 8-K dated February 2, 2007

12. We note that your pro forma consolidated statements of operations reflecting the sale of the precision components segment includes a column reflecting the interest income on the investment of net cash proceeds as a pro forma adjustment. Please note for future filings that a pro forma adjustment should not be made for interest income earned on offering proceeds or sale of assets.

Form 8-K dated May 30, 2008

13. We note that on May 30, 2008 you completed the sale of Tex Racing Enterprises Inc. Please tell us if this business met the definition of a significant business as set forth in Rule 1-02(w) of Regulation S-X and if so, tell us when you plan to provide the pro forma financial information required by Article 11 of Regulation S-X. If you do not believe the business was significant, please provide us your analysis in determining the significance of the disposition of this subsidiary in accordance with Rule 1-02(w) of Regulation S-X.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (877) 517-5503
Mr. Joseph Levanduski